Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
NewLink Genetics Corporation:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of NewLink Genetics Corporation of our report dated March 29, 2012 with respect to the consolidated balance sheets of NewLink Genetics Corporation and subsidiary (a development stage enterprise) as of December 31, 2011 and 2010, and the related consolidated statements of operations, equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2011, and for the period from June 4, 1999 (inception) through December 31, 2011, which report is included in the December 31, 2011 annual report on Form 10-K of NewLink Genetics Corporation.

 /s/KPMG LLP

Des Moines, Iowa
November 9, 2012